Exhibit 1

31 August 2017

British American Tobacco
Management Board Changes

Following the successful completion of the acquisition of Reynolds American Inc. (“Reynolds American”), we have decided to simplify our regional structure and to fully integrate our Next Generation Products (“NGPs”) business into the core operations of the Group – reflecting the outstanding growth of this part of our business to date and its long term importance to the Group’s future.

As previously announced, Debra Crew joined the Management Board as President and CEO of Reynolds American with effect from 27 July 2017, reporting directly to the Chief Executive, Nicandro Durante.

We are now pleased to announce that Jack Bowles, Regional Director, Asia-Pacific, will be appointed to the newly created role of Chief Operating Officer for the international business, excluding the United States (“COO”), reporting directly to the Chief Executive, with effect from 1 October 2017. Jack joined the Group in 2004 and has been a member of the Management Board since October 2009.

Our regional organisational structure will be simplified to create the following three new regions:

•	Americas and Sub-Saharan Africa (including East & Central Africa; West Africa and South Africa)

•	Europe and North Africa (including Russia, Ukraine, Caucasus, Central Asia, Belarus, and Turkey)

•	Asia-Pacific and Middle East

Regional Director responsibilities, reporting directly to the COO and continuing as members of the Management Board, will be reorganised as follows, with effect from 1 January 2018:

Ricardo Oberlander, Regional Director, Americas, will be appointed Regional Director, Americas and Sub-Saharan Africa. Ricardo joined the BAT Group in 1989 and has been a member of the Management Board since January 2013.

Tadeu Marroco, Regional Director, Western Europe, will be appointed Regional Director, Europe and North Africa.  Tadeu joined British American Tobacco in Brazil over 20 years ago and has been a member of the Management Board since September 2014.

Johan Vandermeulen, Regional Director, EEMEA, will be appointed Regional Director, Asia-Pacific and Middle East.  Johan has been with the BAT Group for more than 20 years and joined the Management Board in September 2014.

Now that we have built a successful NGP business which is poised for substantial growth, we will be fully integrating NGP into our existing business infrastructure across the Group - both within the functions and the Regions - to leverage the scale and expertise of the whole Group to drive growth in an area that is fast becoming a key part of our mainstream business. Kingsley Wheaton, Managing Director, Next Generation Products, will manage this integration process.

Andrew Gray, Director, Marketing, will be appointed Chief Marketing Officer, reporting directly to the Chief Executive, with effect from 1 October 2017. This expanded role combines the areas of Marketing and R&D, (including Innovation and Product Development) across all categories – combustible cigarettes and NGPs.  Andrew has been with the BAT Group for 31 years and has been a member of the Management Board for over 9 years.

David O’Reilly, Group Scientific and R&D Director, remains a member of the Management Board, and will report to the Chief Marketing Officer under the new structure.

This new structure will enable better, more integrated resource allocation and decision making across geographies and categories. It creates a truly global multi category business, with NGPs embedded at its heart, to drive continued long term success.

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